1 Better Health, Brighter Future TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW Takeda’s executive compensation strategy supports our position as a patient-focused, values-based, R&D-driven global biopharmaceutical company. We have an experienced and diverse Takeda Executive Team (the “TET”), representing nine nationalities and located in three countries, which includes three of our Board of Directors (the “Internal Directors”) 1 . Our executive compensation program is designed to be globally competitive and performance-oriented, while also considering local market factors. Table of Contents Page Executive Summary 2 Compensation Philosophy and Objectives 3 Fiscal Year 2024 Business Performance Highlights R&D Performance Highlights Total Shareholder Return (TSR) Performance Relative to Peers Compensation Components 4 Base Salary 4 Short-Term Incentive (STI) 4 Long-Term Incentives (LTI) Performance Share Unit (PSU) Awards Restricted Stock Unit (RSU) Awards 5 STI Performance Metrics and Rationale 5 PSU Awards Performance Metrics and Rationale How We Link Pay and Performance 6 Pay and Performance Alignment: Pay Mix 6 Fiscal Year 2024 STI: Performance and Payout 8 Fiscal Year 2022-2024 PSU Awards: Performance and Payout 9 Recent Changes in Key Performance Indicators (KPIs) 10 KPIs for Fiscal Year 2025 STI and 2025-2027 PSU Awards Compensation Determination and Oversight 10 Roles and Activities of the Compensation Committee 11 Role of Independent Compensation Consultant 11 Comparative Framework and Peer Group 12 Compensation Determination How We Set Target Pay Compensation Determination for Internal Directors Compensation Determination for Other TET members 12 Key Performance Indicator (KPI) Determination 13 Compensation Risk Assessment Other Matters 13 Fiscal Year 2024 CEO Contractual Agreements 14 Shareholding Requirement 14 Recoupment (Clawback) Policy 15 Shareholder Engagement 1For details related to Takeda leadership, please refer to the Business Report in the Notice of Convocation of the 149th Annual General Meeting of Shareholders

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 2 Executive Summary Compensation Philosophy and Objectives Our executive compensation philosophy is to pay competitive total compensation and reward performance consistent with our value and purpose, delivering our commitments to patients, society, employees and shareholders. Our compensation program is designed to closely link pay with performance and long-term shareholder value creation while minimizing excessive risk-taking. Based on our philosophy, our executive compensation objectives focus on the following:  Attract, retain and motivate talent: we are a global company that operates in a highly complex and competitive business environment that requires that we attract, retain and motivate executives to deliver strong operational and strategic performance over time.  Support business strategy: our short- and long-term incentive plans are designed to drive the success of our business strategy including (1) Revenue Growth, (2) Pipeline Acceleration, (3) Margin Improvement, and (4) Shareholder Returns.  Link pay and performance: a substantial portion of our executive compensation is at risk and tied to short- and long-term company performance. The short- and long-term incentive plans include Key Performance Indicators (KPIs) to drive financial performance and pipeline advancement that leads to longer-term success and value creation.  Align with shareholder interests: our compensation structure is designed to closely align with shareholder interests. A substantial portion of executive compensation is stock-based and directly linked to the share price performance as well as TSR performance relative to peers. The increase in relative TSR modifier from ±20% to ±30% points since FY2023, the holding requirements for vested shares, and the recoupment (clawback) policy further strengthen the executive and shareholder alignment. To help us accomplish these important objectives, we maintain “best-in-class” governance standards for the oversight of our executive compensation program, as evidenced by the following policies and practices: Good Governance Practices  Competitive benchmarking to align with market practices and standards where appropriate  Substantial variable and at-risk compensation tied to annual and long-term performance  Robust incentive plans closely aligned with company strategy and performance  Use of multiple metrics that measure performance against both annual and multi-year periods  Relative total shareholder return modifier in PSU awards to further align with shareholder interests  Caps on STI and PSU awards payouts and thresholds below which no payouts are earned  Annual risk assessment to identify and mitigate potential risks in our compensation program  Mandatory shareholding requirements (post vesting) for Directors and TET members  Robust recoupment (clawback) policy to further strengthen our compensation governance standards  Compensation Committee engages with independent compensation consultants  Active and ongoing engagement with our shareholders  No automatic or guaranteed annual salary increases  No guaranteed bonuses or long-term incentive awards  No short sales, derivative transactions, hedging or pledging of Takeda stock

TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

Fiscal Year 2024 Business Performance Highlights

In FY2024, we achieved strong business momentum, advancing our portfolio of Growth & Launch Products and focusing on innovation while driving efficiency.

Strong Momentum of Growth & Launch Products	Driving Efficiencies to Improve Margins	Progress in Late-Stage Innovative Pipeline
Core Revenue **JPY 4,579.8B (USD 30.6B)** **+2.8% at CER**	Core Operating Profit **JPY 1,162.6B (USD 7.8B)** **+4.9% at CER**	Positive topline results from Ph3 study of **rusfertide** in Polycythemia Vera
Growth & Launch Products **represent 48%** of Core Revenue **+14.7% growth at CER**	Core Operating Profit Margin **25.4% (+65bps)** or +270bps excluding VYVANSE	Completed Ph3 enrollment for **zasocitinib** & **oveporexton**; on track for data readouts in 2025

*Please refer to the presentation material for FY2024 Earnings Announcement. CER = Constant Exchange Rate

Takeda delivered strong financial and strategic pipeline performance during FY2024 in support of its business strategy. Our FY2024 performance exceeded our initial guidance, delivering revenue and Core Operating Profit increases, with incremental gains in our Growth & Launch Products more than offsetting the impact of the loss of exclusivity for certain products including VYVANSE. We also saw margin improvement as a result of our enterprise-wide efficiency program, which is enabling further investment in R&D, data and technology, and new product launch preparation.

The positive momentum in our late-stage pipeline, enhanced by a combination of in-house discovery and targeted partnerships and acquisitions, is laying the foundation for long-term sustainable growth. Our late-stage programs continue to advance, underscoring the opportunities to bring our innovative pipeline to patients.

R&D Performance Highlights:

Over the past few years, we have established an exciting late-stage pipeline that has the potential to deliver significant value to patients and Takeda. We have doubled the number of new molecular entities in late-stage development since FY2021, and currently have six late-stage programs that are expected to provide a significant source of revenue growth for Takeda through 2030 and beyond.

Six Phase III programs → ***Potential peak revenue: Between US$10 billion and $20 billion***

We made significant progress in our six late-stage programs in FY2024. We completed enrollment ahead of schedule for the Phase 3 studies of *oveporexton* in narcolepsy type 1 and *zasocitnib* in psoriasis, and in March 2025, *rusfertide* read out positive Phase 3 data in a study of patients with polycythemia vera, a type of blood cancer. Meanwhile, we have continued to make steady progress with the clinical development programs of *mezagitamab*, *fazirsiran*, and *elritercept*.

Alongside these Phase 3 programs, we also have promising early- to mid-stage programs targeting diseases where there are significant unmet patient needs in our core therapeutic areas.

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

Total Shareholder Return (TSR) Performance Relative to Peers[1]:

Our 3-year cumulative TSR for the period of April 1, 2022 to March 31, 2025 was 46.8%, positioned at the 71st percentile and ranked the 5th out of 15 companies (14 peer group companies[1] and Takeda):


3-year cumulative TSR
60%
50%
40%
30%
20%
10%
0%
-10%
46.8%
-5.9%
28.3%
48.9%
Takeda
Peer Group 25th Percentile
Peer Group Median
Peer Group 75th Percentile

[1] Peer group includes AbbVie, Amgen, Astellas, AstraZeneca, Bristol Myers Squibb, Eli Lilly, Gilead Sciences, GSK, Merck & Co, Merck Group, Novartis, Pfizer, Roche, and Sanofi

The 3-year TSR is calculated by a third-party consultant based on the average total return index by Datastream (including both price change and dividend reinvestment), for Takeda and each peer company, 20 trading days preceding the start and end dates of the measurement period (April 1, 2022 to March 31, 2025). The same global peer group stated in the later section (see "*Comparative Framework and Peer Group*" on page 11) is used to determine the relative TSR. The same TSR is used as a component of our PSU awards (see "*Fiscal Year 2022-2024 PSU Awards: Performance and Payout*" on page 8).

Compensation Components

We achieve our executive compensation objectives through a combination of the following three primary compensation components:

Element		Description	Objectives
Base Salary		Fixed cash compensation	• Fair and competitive compensation based on market data, job scope, responsibilities, experience and performance • Attract and retain high performing executive talent • Generally reviewed annually and adjusted as appropriate
Short-Term Incentive (STI)		Variable cash compensation based on annual performance	• Provides incentive to executives for achieving short-term (generally one-year) results that create sustained future growth potential and long-term shareholder value • Payout ranges from 0% to 200% (100% at target) based on one-year performance achievement (see *STI Performance Metrics and Rationale* below)
Long-Term Incentives (LTI)	**Performance Share Unit (PSU) awards (60%)**	Equity compensation based on 3-year performance	• Mid- to long-term KPIs over a 3-year performance period (see *PSU awards Performance Metrics and Rationale* below) • Aligns with shareholder interests by linking compensation to 3-year company goals and relative TSR • Payout ranges from 0% to 200% (100% at target), based on 3-year performance achievement (see *PSU Award Performance Metrics and Rationale* below)
	Restricted Stock Unit (RSU) awards (40%)	Equity compensatio n vest over 3 years	• Attracts and retains talent by providing long-term incentives that vest over time (contingent on continued employment) • RSU award value is tied to the Company's share price (e.g., decrease in value when share price declines) • Aligns executive compensation with shareholder interests

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

STI Performance Metrics and Rationale

Type	FY2024 KPI	Weight	Rationale	
Corporate KPIs	Total Core Revenue	45%	• Key indicator of growth, including pipeline success • Important measure of success within the industry	CEO: 100% of STI payout is based on achievement of Corporate KPIs
	Growth and Launch Products Incremental Core Revenue	15%	• Key driver of future revenue growth • Key indicator of driving pipeline growth and commercial revenue success	
	Total Core Operating Profit	40%	• Measure of profitability while ensuring expense discipline • Key measure of Takeda success	Other TET members: 75% of STI payout is based on achievement of Corporate KPIs and 25% based on Division KPIs
Division KPIs	• Division KPIs are set according to each division's business and organizational goals which can clearly represent each division's performance • May include financial, non-financial KPIs such as strategic, operational, and ESG metrics			

PSU Awards Performance Metrics and Rationale

Type	FY2024-2026 KPI	Weight	Rationale
Corporate KPIs	Total 3-year Accumulated Core Revenue	30%	• Drives continued growth and pipeline success • Important measure of success within the industry • Aligns with investor expectations
	Total 3-year Accumulated Core Operating Profit	30%	• Measure of profitability over the performance period • Aligns with shareholder expectation for strong earnings growth
	R&D: Approvals, Pivotal Study Start, and other key events	40%	• Reflects future strength of Takeda's overall performance through delivery of innovative R&D programs • Underscores our commitment to patients • Reflects objectives of driving commercial revenue success, driving innovation and ultimate replenishment of pipeline • Ultimately drives revenue growth from new products
	3-year Relative TSR	Modifier +/- 30% points	• Directly compares Takeda's performance to key peers • Aligns with the shareholder experience • Positive modifier only applies if absolute TSR is positive

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

How We Link Pay and Performance

Pay and Performance Alignment: Pay Mix

Takeda's executive compensation program is designed to link pay and performance by having a significant portion of each executive's target compensation tied to the achievement of pre-established KPIs directly related to our business goals and strategies. The chart below depicts the mix of FY2024 target compensation (base salary, STI target and 2024 LTI award grant value) for Takeda's CEO and other Internal Directors (average):

CEO
FY2024 target compensation


73%
Long-term Incentives
- 60% PSU awards
- 40% RSU awards
89%
At Risk / Performance Based
11%
Base Salary
16%
Short-term Incentive

Other Internal Directors
FY2024 target compensation (average)


57%
Long-term Incentives
- 60% PSU awards
- 40% RSU awards
79%
At Risk / Performance Based
21%
Base Salary
22%
Short-term Incentive

As an R&D-driven global biopharmaceutical company, our business involves significant capital investment, long lead times for discovery and development and unpredictable outcomes. Therefore, our executive compensation program focuses on not only executing annual operating objectives but also advancing our long-term strategy to create value for our shareholders. As a result, LTI awards, in the form of PSU awards and RSU awards, make up the single largest component of our executives' target pay opportunity. For example, 89% of our CEO's pay is variable and at risk and 73% is in the form of LTI to align with the long-term performance of the Company.

In addition, our compensation program is designed so that the target pay opportunity is only realized if we perform. For example, our PSU awards are directly impacted by our revenue and profit achievements, R&D pipeline progression, relative TSR performance and share price. When actual financial and non-financial KPI achievements are below target, or the relative TSR performance is below peer median, the number of units earned is also below the target number of awards granted. This realizable value is then further impacted if the share price declines below grant value. Furthermore, our RSU awards decrease in value when our share price declines.

Fiscal Year 2024 STI: Performance and Payout

For CEO, FY2024 performance was based 100% on corporate KPIs. The STI for other TET members was based on 75% corporate KPIs and 25% division KPIs.

The annual STI cash payout is calculated as follows:

Annual STI Payout Calculation for CEO						
Base Salary	×	STI Target %	×	STI Payout Multiple (based on Corporate KPI performance)	=	STI Payout
Annual STI Payout Calculation for other TET members						
Base Salary	×	STI Target %	×	STI Payout Multiple (based on 75% Corporate KPI performance + 25% Division KPI performance)	=	STI Payout

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

For FY2024, the STI target % was set at 150% of base salary for CEO, and at 100% and 110% of base salary for other Internal Directors (CFO and President, Research & Development), respectively. The STI amounts earned by individual Directors reflect their consolidated compensation, including the amount earned from the subsidiary companies, if applicable.

The STI Payout Multiple for Corporate KPI performance is based on the pre-established KPIs and targets:

(Total Core Revenue (45%) + Growth and Launch Products Incremental Core Revenue (15%) + Total Core Operating Profit (40%))

The Compensation Committee approved the Corporate KPI Payout Multiple for FY2024 of 149.1% for the TET members as shown in the following chart which details target performance levels, performance outcomes, and performance outcome scores:

KPI[1]	Weight (A)	Target	Result	Performance Achievement (% of Target)	Payout Score (B)	Weighted Payout Score (A)X(B)
Total Core Revenue[2]	45%	JPY 4,231.0 billion	JPY 4,389.2 billion	103.7%	174.8%	78.7%
Growth and Launch Products Incremental Core Revenue	15%	JPY 309.9 billion	JPY 272.2 billion	87.9%	63.6%	9.5%
Total Core Operating Profit	40%	JPY 992.9 billion	JPY 1,176.3 billion	118.5%	200%	80.0%
Corporate KPI Payout Multiple based on Pre-established STI targets						168.2%
Adjustment of VYVANSE Overachievement						(19.1) % points
Final Corporate KPI Payout Multiple after Adjustment						**149.1%**

[1] KPI metrics for STI purposes are based on FX rates used for internal budgetary planning to neutralize currency exchange rate fluctuations.

[2] The payout score was reduced by an adjustment made to remove the effect of hyperinflation in certain countries.

The FY2024 STI targets were established at the beginning of the performance period and were based on the annual operating plan. Based on assessments and the data available at the time, the plan anticipated the continued generic erosion of sales of VYVANSE (for attention deficit hyperactivity disorder ("ADHD")) in the U.S., which began following loss of exclusivity in August 2023. However, the pace of generic erosion has been slower than anticipated due to various factors, including unanticipated generic supply constraints, and the Company has responded with significant efforts to continue to supply VYVANSE to meet patient needs. As a result, the Company achieved larger than expected revenue and operating profit from VYVANSE versus the plan. The Corporate KPI STI Payout Multiple based on performance achievement was 168.2%. However, management recommended that the Corporate KPI STI Payout Multiple be calculated moderating the impact of the VYVANSE overachievement. The Compensation Committee reviewed the circumstances, including the external factors beyond management's control as well as the internal efforts to ensure product supply and operational execution to meet higher patient demand that contributed to VYVANSE's performance and the impact of reinvestment of the additional VYVANSE revenues. The Committee determined that a payout multiple reflecting half of the actual VYVANSE overachievement versus target was a fair and balanced approach given these factors. As a result, the Compensation Committee exercised its

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

discretion to reduce the payout multiple by 19.1% points and approved the adjusted Corporate KPI STI Payout Multiple of 149.1%.

Fiscal Year 2022-2024 PSU Awards: Performance and Payout

Regarding PSU awards, which represent 60% of the Long-Term Incentives Plan, the number of units earned by the participant is calculated as follows:

Number of PSUs earned Calculation				
Target PSU Awards	×	PSU Payout Multiple (based on KPI performance)	=	PSUs earned

FY2022-2024 Target PSU awards were 207,502 units (standard points) for CEO under BIP (Board Incentive Plan) and 11,972 units (standard points) for CFO under ESOP (Employee Stock Ownership Plan), respectively. In addition, FY2022-2024 Target PSU awards for President, Research & Development was 171,398 units (to be settled in ADS) under the LTIP for Company Group Employees Overseas. The PSUs earned by individual Directors reflect their consolidated compensation, including the amount earned from the subsidiary companies, if applicable.

The PSU Payout Multiple is based on the performance of pre-established PSU awards KPIs and targets:

(3-year Accumulated Core Revenue (25%) + 3-year Accumulated Core Operating Profit Margin (25%) + 3-year Accumulated Free Cash Flow (25%) + R&D: Pivotal Study Start and Approvals (25%)) +/− 3-year Relative TSR Modifier (+/-20% points)

The Compensation Committee approved a PSU Multiple for FY2022-2024 PSU awards of 118.8% for the TET members as shown in the following chart which details target performance levels, performance outcomes, and performance outcome scores:

KPI[1]	Weight (A)	Target	Result	Performance Achievement (% of Target)	Payout Score (B)	Weighted Payout Score (A)x(B)
3-year Accumulated Core Revenue[2]	25%	JPY 12,097.6 billion	JPY 12,126.9 billion	100.2%	104.8%	26.2%
3-year Accumulated Core Operating Profit Margin	25%	30.0%	27.8%	92.7%	63.7%	15.9%
3-year Accumulated Free Cash Flow[3]	25%	JPY 1,969.0 billion	JPY 2,038.0 billion	103.5%	123.4%	30.8%
R&D: Pivotal Study Start & Approvals	25%	*See footnote* [4]		127.6%	143.3%	35.8%
PSU Payout Multiple (Before 3-Year Relative TSR Modifier)						108.8%
3-Year Relative TSR Modifier[5] (+/-20% points)						10% points
PSU Payout Multiple						**118.8%**

[1] Each KPI has been set in order to align the long-term strategy with shareholder returns, while also promoting the retention of critical global executive talent. Financial KPI metrics for LTI purposes are based on FX rates used for internal budgetary planning to neutralize currency exchange rate fluctuations.

[2] The payout score was reduced by an adjustment made to remove the effect of hyperinflation in certain countries.

[3] Free cash flows excluding upfront payment related to the acquisition of TAK-279 were used for FY2022, FY2023 and FY2024 to exclude the impact of a significant one-time event which was not predicted in the initial target from a consistent performance evaluation standpoint.

[4] Based on weighted points for pre-established events of Pivotal Study Starts and Approvals for FY2022-2024 (actual result of 25.4 points earned against a target of 19.9 points); see *Recent Changes in KPIs* section for the change in assessment approach for FY2023 awards and after.

[5] Takeda's 3-year relative TSR ranked at the 71st percentile of the peer group, resulting in +10% point modifier to the total results.

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

For FY2022-2024, R&D achieved six key Approvals and four important Pivotal Study Starts against weighted pre-established KPIs for the performance period, some with significant overachievements in terms of quality, timeline, and significance. In addition, the Compensation Committee also reviewed R&D performance for the period holistically including significant achievements outside the pre-established KPI events. The Scientific Advisory Group (SAG), comprised of three External Directors with strong scientific background, also reviewed R&D performance and provided input and recommendations to the Compensation Committee. Based on these quantitative and qualitative assessments, the Compensation Committee approved the R&D KPI score of 143.3% as part of FY2022-2024 PSU payout multiple.

After measuring performance under the financial and non-financial metrics outlined above, Takeda assessed the 3-Year TSR performance relative to our FY2022 Takeda Peer Group.

Relative TSR modifies the final LTI PSU awards payout (up or down) by up to 20% points. Our 3-year TSR was 46.8% and ranked 5th out of 15 companies (14 peer companies and Takeda) at 71st percentile. Therefore, a +10% point adjustment is applied as the relative TSR modifier. The chart below is the pre-established TSR goal for the FY2022-2024 performance cycle:

Percentile Rank	Modifier
80th and Above	+20% points
60th to 79th	**+10% points**
40th to 59th (including median)	No adjustment
20th to 39th	-10% points
19th and Below	-20% points

Recent Changes in Key Performance Indicators (KPIs)

Program	KPI	Change	Rationale
PSU awards *(FY2023 awards and after)*	R&D KPI	Other key events such as critical pipeline milestones (e.g., filing in major regions, pivotal study or other key study readouts, etc.) were added to the R&D KPIs (previously included Approvals and Pivotal Study Starts only)	Provides a more holistic evaluation of how we are driving pipeline progression in order to deliver long-term business success
	R&D KPI	The Compensation Committee adopted a new approach to assess R&D performance qualitatively by involving the Scientific Advisory Group (SAG), comprised of three External Directors with strong scientific background, to review and assess this KPI. The Compensation Committee continues to be responsible for the overall plan and the final determination on achievement and payout scores	Leveraging the expertise of SAG in assessing R&D performance given the complex and evolving pipeline portfolio
	Relative TSR Modifier	Increased to (+/-30% points) from previous (+/-20% points)	Further aligning executive compensation with shareholder interests and with market practices

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TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 10 KPIs for Fiscal Year 2025 STI and 2025-2027 PSU awards In FY2024, similar to prior years, the Compensation Committee engaged its independent compensation consultant, Semler Brossy, to conduct an annual review of Takeda’s STI and LTI plan practices, including plan constructs, mix and weights, KPIs used, and typical adjustments, as compared to its peer group companies. Based on the review, Takeda’s STI and LTI plans continue to align with the Company’s business strategy and peer group practices. As a result, the Compensation Committee and the Board of Directors reviewed and approved the following STI and PSU awards KPIs for FY2025: FY2025 STI KPIs Weight Total Core Revenue 45% Growth and Launch Products Incremental Core Revenue 15% Total Core Operating Profit 40% FY2025-2027 PSU awards KPIs Weight Total 3-year Accumulated Core Revenue 30% Total 3-year Accumulated Core Operating Profit 30% R&D: Approvals, Pivotal Study Start, and other key events 40% 3-year Relative TSR Modifier (+/-30% points) Compensation Determination and Oversight Roles and Activities of the Compensation Committee The Board of Directors (the “Board”) has delegated to the Compensation Committee (the “Committee”) (an advisory committee of the Board) the authority to determine compensation for Internal Directors. The Committee consists of four independent External Directors. In 2024, the Committee held five meetings: three in-person meetings and two virtual meetings. The focus and topics of the meetings reflect Takeda’s annual compensation and governance cycle as depicted below. In addition, members of our management team keep abreast of developments in compensation matters and participate in the gathering and presentation of data related to these matters as requested by the Committee. As part of an annual exercise, the Committee conducted a self-evaluation of the Committee’s effectiveness from four dimensions: (1) Composition and Leadership, (2) Meetings, (3) Overall Effectiveness, and (4) Responsibilities through questionnaires which were created with support from a third-party organization, and the Committee confirmed its strong effectiveness. The Committee reported to the Board that the Committee would strive to

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 11 continuously improve its effectiveness based on the results of the self-evaluation focusing on the four dimensions listed above. Additionally, a third-party evaluation of the effectiveness of the Committee was conducted in FY2024 in accordance with the Compensation Committee Charter, and the results and recommendations of evaluation were thoroughly reviewed and discussed by the Committed and shared with the Board. In addition, the Compensation Committee Charter, which defines the Committee’s roles and responsibilities, has been externally disclosed to further enhance the transparency of the Company’s corporate governance. Role of Independent Compensation Consultant For FY2024, the Committee continued to engage Semler Brossy as its primary independent compensation consultant. Semler Brossy, which is retained directly by the Committee and does not have any other engagements with the Company, attended all five meetings at the invitation of the Committee, assisted the Committee with analyzing competitive peer company market data and relevant information relating to the Company’s compensation programs, and reported to the Committee regarding market trends and technical developments. Comparative Framework and Peer Group Individual compensation levels and opportunities for our Internal Directors and other TET members are compared to a peer group of global pharmaceutical companies. This is to ensure our compensation programs are competitive and appropriate to attract and retain key talent in the global market. The Committee engages with its Independent Compensation Consultant to review the peer group annually and make adjustments if necessary to ensure the peer companies properly reflect the market in which we compete for executive talent. The group of comparator companies are selected based on comparable size and scope (e.g., revenue, market capitalization, number of employees), complexity, similar compensation models and other relevant factors. For FY2024, the compensation peer group includes the following 14 companies (remains unchanged from that of FY2022 and FY2023): FY2024 Takeda Peer Group AbbVie (United States) Amgen (United States) Astellas (Japan) AstraZeneca (United Kingdom) Bristol Myers Squibb (United States) Eli Lilly (United States) Gilead Sciences (United States) GSK (United Kingdom) Merck & Co (United States) Merck Group (Germany) Novartis (Switzerland) Pfizer (United States) Roche (Switzerland) Sanofi (France) The compensation peer group serves as the primary comparative framework for the compensation level, mix and structure determination. The framework is a general guide to determine the preliminary salary recommendation, target annual short-term incentive award opportunity, and target annual long-term incentive value for each executive position. In addition to using the peer data for our annual benchmark analysis, it is also used to benchmark plan design (both short-term and long-term), KPI determination (Performance metrics), shareholding guidelines and other relevant comparisons and insights. The Takeda FY2025 Peer Group will remain the same as the Takeda FY2024 Peer Group.

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 12 Compensation Determination How We Set Target Pay. We target the median compensation values of our peer and comparator groups to help determine an appropriate total compensation level and pay mix for our executives. Overall target total pay opportunity, as well as each pay element, is assessed for competitiveness relative to our global peer group. Competitive positioning is targeted to the median of the market, however, the actual positioning may vary based on a variety of factors, including scope and complexity of the role, years of experience, demonstrated performance over time, and other factors. For FY2024, our CEO’s total target compensation is positioned approximately at the peer group median. Compensation Determination for Internal Directors. The level and the mix of compensation for Internal Directors are reviewed and established each year by the Committee. Based on the peer group benchmark review conducted by its Independent Compensation Consultant, the Committee establishes Internal Director compensation: base salary adjustments, STI target, and grant value for the LTI awards. Although the Committee considers the compensation practices of peer companies, it does not make any determinations based on the market data alone. Compensation can be differentiated from peer competitive levels based on each Internal Director’s individual performance, experience, leadership, and contributions to Takeda’s business and strategic performance. Compensation Determination for other TET members. The remaining TET members participate in the same compensation programs as the Internal Directors, and their compensation level and mix are set by our CEO in a manner that is generally consistent with the framework established by the Committee for Internal Directors. Key Performance Indicator (KPI) Determination Each year, the Committee and the Board review and establish the annual KPIs and goals used for the STI and PSU awards, respectively. The KPIs included in the STI and PSU awards were carefully evaluated by the Committee before being approved by the Board. Each KPI has been set in order to align the short- and long-term strategies with shareholder returns, while also promoting the retention of critical global executive talent. Takeda believes these KPIs enable the organization to focus on growth, profitability, pipeline performance, expense management and shareholder value creation. Furthermore, consistent with Takeda’s peer group practices, the Committee and the Board may select KPIs based on certain financial measures that are adjusted from Takeda’s reported, IFRS financial measures to focus on Takeda’s core business strategies and operations. The Committee and the Board reference Takeda’s annual operating plan to establish performance targets and to assess the relative weighting for each KPI. Both the STI and the LTI plans are designed in a way that allows participants to be rewarded for delivering strong results for shareholders if Takeda exceeds the plan targets. Conversely, if Takeda does not achieve targets, participants will receive a below target payout. If performance is below a pre-designated threshold, participants receive a 0% payout for that KPI. The maximum payout participants can receive under the plans is 200% of target. Consistent with Takeda’s peer group practices, the Committee has authority to adjust KPI results upon which incentive compensation payouts are determined to eliminate the distorting effect of unusual income or expense items. The adjustments are intended to:

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 13 • align award payments with the underlying performance of the core business; • avoid volatile, artificial inflation or deflation of awards due to unusual items in the award year, and, where relevant, the previous (comparator) year; • eliminate certain counterproductive short-term incentives; and • facilitate comparisons with peer companies. The Committee reviews and approves adjustments, including the impact of significant acquisitions or divestitures, the impact of share repurchases that differ significantly from business plan, and the impacts of hyperinflation, large swings in foreign exchange rates, and other significant events where warranted. Amounts listed above for “Target” and “Results” incorporate these adjustments, to the extent applicable, with adjustments having a significant impact on results separately identified. Compensation Risk Assessment As part of an annual exercise, the Committee engages its Independent Compensation Consultant to conduct a comprehensive assessment of the potential compensation-related risks to Takeda. This analysis focused on Takeda’s compensation governance and incentive design elements applicable to Takeda’s Internal Directors. It focuses on: (1) ensuring an appropriate balance in our program structure to mitigate compensation-related risk by using an appropriate mix of cash versus stock, short-term versus long-term measurements and financial versus non-financial goals; and (2) best-practice policies to mitigate compensation-related risk, including recoupment provisions providing clawbacks and forfeitures, shareholding requirements, equity administration rules, and insider-trading and hedging/pledging prohibitions. These risk assessments concluded that the design of the Internal Director compensation programs and policies are not likely to encourage inappropriate risk-taking that could lead to a material adverse effect on the Company. In addition, these assessments suggest that Takeda’s governance, oversight, and controls processes effectively mitigated potential risks. Other Matters Fiscal Year 2024 CEO Contractual Agreements Effective September 2020, Takeda updated the contractual arrangements for Christophe Weber to appropriately reflect his approximate work allocation between the Company’s offices in Japan and the United States. As it was anticipated that Mr. Weber will continue to spend considerable time in the United States with the Company’s global team presence in the Boston area, the Company entered into two separate agreements with Mr. Weber. The first agreement, representing approximately 70% of Mr. Weber’s work allocation in Japan, is a Mandate Agreement made between Takeda Pharmaceutical Company Limited and Mr. Weber, which describes the terms and compensation arrangements for his role as Representative Director and Chief Executive Officer of the Company. Under this Mandate agreement, approximately 70% of Mr. Weber’s base salary, short-term incentives and long-term incentives are payable from Takeda Pharmaceutical Company Limited. Values: Takeda-ism We are guided by our values of Takeda-ism which incorporate Integrity, Fairness, Honesty and Perseverance, with Integrity at the core. They are brought to life through actions based on Patient-Trust- Reputation-Business, in that order.

TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

The second agreement, representing approximately 30% of Mr. Weber's work allocation in the United States, is an Employment Agreement made between Takeda Pharmaceutical U.S.A., Inc. ("TPUSA"), a subsidiary of Takeda Pharmaceutical Company Limited, and Mr. Weber, that describes the terms and compensation arrangements for his role as Head of Global Business of TPUSA. Under this employment agreement, approximately 30% of Mr. Weber's base salary, STI and LTI are payable from TPUSA. From FY2023, approximately 30% of his LTI is granted from TPUSA.

These agreements were designed to split the compensation for Mr. Weber according to his work allocation and were not intended to increase any portion or total amount of his compensation. The Committee reviews and determines Mr. Weber's compensation provided under both agreements annually. The total amount of each Individual Director's compensation is disclosed in the Company's Annual Securities Report submitted after its General Meeting of Shareholders.

Shareholding Requirement

Takeda's shareholding requirement is designed to further promote sustained shareholder return and to ensure the Company's senior executives remain focused on both short- and long-term objectives. Beginning with LTI grants in 2019 and continuing in subsequent years, PSU awards (not including the one-time Special PSU awards) and RSU awards granted to the TET are subject to a two-year holding period after vesting.

<table>
<tr><th colspan="6">LTI Vesting Schedule and Holding Requirement</th></tr>
<tr><th>Grant Year</th><th>Year 1</th><th>Year 2</th><th>Year 3</th><th>Year 4</th><th>Year 5</th></tr>
<tr><td rowspan="3">RSU awards</td><td>1/3 vest after 1-year</td><td colspan="2">Required to hold the shares for 2 years after vesting</td><td></td><td></td></tr>
<tr><td></td><td>1/3 vest after 2-years</td><td colspan="2">Required to hold the shares for 2 years after vesting</td><td></td></tr>
<tr><td></td><td></td><td>1/3 vest after 3-years</td><td colspan="2">Required to hold the shares for 2 years after vesting</td></tr>
<tr><td>PSU awards</td><td colspan="3">Vest at the end of 3-year performance period based on achievement of KPI targets</td><td colspan="2">Required to hold the shares for 2 years after vesting</td></tr>
<tr><td>One-time special PSU awards[1]</td><td>Vest after 1-year based on achievement of KPI targets</td><td>Vest after 2-years based on achievement of KPI targets</td><td>Vest after 3-year based on achievement of KPI targets</td><td colspan="2">No holding requirement</td></tr>
</table>

[1] No one-time special PSU awards have been granted since FY2020.

Recoupment (Clawback) Policy

The Committee and the Board adopted a clawback policy in 2020 and amended that policy in 2023. The amended policy provides that, in the event of a restatement of financial results, Takeda will, in accordance with SEC and NYSE rules, recover from its executive officers any erroneously paid incentive compensation, which consists of incentive-based compensation for the applicable recovery period that would not have been granted absent the restatement (i.e., mandatory clawbacks). In addition, in the event of a restatement and/or significant misconduct, the independent External Directors may require Takeda to recoup additional incentive and other contingent compensation. This would include all or a portion of the incentive and other contingent compensation received by

14

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 15 any Internal Director, any other member of the TET, and any other individual designated by the independent External Directors within the fiscal year, and the three (3) prior fiscal years preceding the date of the Board’s determination of the restatement or the date that Independent External Directors determines that significant misconduct occurred, as applicable. The amended policy became effective on October 2, 2023 and, with respect to mandatory clawbacks in the event of a restatement, applies to incentive compensation beginning in FY2023. Shareholder Engagement Takeda is committed to regular, ongoing engagement with shareholders to make sure that we continue to understand shareholder feedback and deepen shareholders’ understanding about topics including the Company’s management policy, corporate governance, compensation, measures addressing environmental and social issues, strategies and current business status. In FY2024, as in previous years, Takeda held many meetings with shareholders, investors and analysts, and their feedback helped inform the Compensation Committee’s continuous assessment of the compensation program design and compensation disclosures. Specific examples of updated disclosures in this Executive Compensation Overview report based on shareholder feedback include: • Addition of an Executive Summary section with FY2024 Company Business Performance Highlights • Further articulation of How We Link Pay and Performance • Additional disclosure on Recent Changes in Key Performance Indicators (KPIs) • Expanded disclosure on the Role and Activities of the Compensation Committee

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 16 Forward-Looking Statements This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. For additional information about forward-looking statements, including important cautionary language, please refer to Takeda’s FY2024 investor presentation (available at https://www.takeda.com/investors/financial- results/quarterly-results/), which is hereby incorporated by reference., and Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. Financial Information and Non-IFRS Measures Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). This report and materials distributed in connection with this report include certain financial measures not presented in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit for the year attributable to owners of the Company, Core EPS, Constant Exchange Rate (“CER”) change, Net Debt, Adjusted Net Debt, EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Free Cash Flow. For additional information about Takeda’s use of non-IFRS measures, including Core financial measures, please refer to Takeda’s FY2024 investor presentation (available at https://www.takeda.com/investors/financial-results/quarterly-results/), which is hereby incorporated by reference., and Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Peak Revenue Potential References in this presentation to peak revenue ranges are estimates that have not been adjusted for probability of technical and regulatory success (PTRS) and should not be considered a forecast or target. These peak revenue ranges represent Takeda’s assessments of various possible future commercial scenarios that may or may not occur.